Filed Pursuant to Rule 433
Registration Statement No. 333-140456
Dated October 5, 2007
Credit Suisse
Filed Pursuant to Rule 433 Registration Statement No. 333-140456 Dated October [•], 2007
Subscription until Oct. 23, 2007
STRUCTURED PRODUCTS. ARES ® Equity Linked — Credit Suisse Water Index — Powered by HOLT TM Indicative Termsheet / Product Snapshot / Index Description

CREDIT SUISSE

STRUCTURED PRODUCTS

Accelerated Return Securities (ARES®)

- Linked to the: Credit Suisse Water Index - Powered by HOLT™
- Due Oct. 31st, 2011 (4 Yrs.) | 105% Participation | 0% Protection

Offering Period
Closes on:
Oct. 23, 2007

This document is a summary of the terms of the securities and factors that you should consider before deciding to invest in the securities. Eksportfinans ASA has filed a registration statement (including preliminary pricing supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this offering summary relates. Before you invest, you should read this summary together with the preliminary pricing supplement subject to completion dated October 5, 2007, prospectus supplement dated February 5, 2007 and prospectus dated February 5, 2007 to understand fully the terms of the securities and other considerations that are important in making a decision about investing in the securities. You should, in particular, review the "Investment Considerations" section herein and the "Risk Factors" sections of the pricing supplement and the prospectus supplement, which set forth a number of risks related to the securities. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Credit Suisse, any agent or any dealer participating in this offering will arrange to send you the pricing supplement, prospectus supplement and prospectus if you so request by calling toll-free 1 (800) 221-1037.

You may access the preliminary pricing supplement at:
http://www.sec.gov/Archives/edgar/data/700978/000095012307013515/u53782e424b3.htm

Indicative Terms, October 5, 2007

CS WATER INDEX - ARES OVERVIEW

CS Water Index ARES ® allows investors to receive at maturity 105% uncapped upside Participation in the performance of the Credit Suisse Water Index if the Index appreciates; if it does not appreciate investors are exposed to 100% of the losses. The return on the securities is measured point to point with no caps, calls or averaging. The ARES® are not principal protected.

INDICATIVE PRODUCT TERMS

Security Codes	:	CUSIP: 28264QLS1; ISIN: US28264QLS11
Issuer	:	Eksportfinans ASA (AA+ Standard & Poor, Aaa Moody's, AAA Fitch)
Underwriter / Distributor	:	Credit Suisse Securities (USA) LLC
Selling Concession	:	Please contact your trading desk for details
Underlying Index	:	see table below
Aggregate Amount	:	USD TBD
Denomination	:	Minimum Initial Purchase of U.S. $1,000 per Note and integral multiples of U.S. $1,000 thereafter
Upside Participation	:	105.00%
Downside Participation	:	100.00%
Initial Index Level	:	Closing level of the Underlying Index on the business day immediately following Trade Date
Final Index Level	:	Closing level of the Underlying Index on the Valuation Date
Index Return	:	If the Final Index Level is > the Initial Index Level, then the Index Return will equal: ■ Upside Participation x ((Final Index Level - Initial Index Level) / Initial Index Level). If the Final Index Level is ≤ the Initial Index Level, then the Index Return will equal: ■ Downside Participation x ((Final Index Level - Initial Index Level) / Initial Index Level)
Redemption Amount at Maturity	:	For each $1,000 principal amount of ARES, on the Maturity Date, a holder will receive an amount in cash equal to the principal amount of ARES multiplied by the sum of 1 + Index Return.

Underlying Index:

Index	Bloomberg Ticker	Initial Index Level	Weighting
Credit Suisse Water Index	CSWTR <INDEX>	TBD	100%

Credit Suisse ♦ Structured Retail Products ♦ 11 Madison Ave, NY, NY 10010 ♦ 1-888-537-4898 ♦ structured.notes@credit-suisse.com ♦ www.credit-suisse.com/notes

Credit Suisse Structured Products
RELEVANT DATES
Offering Period : Closes on Tues., Oct. 23rd, 2007 @ 2:00pm EST
Trade Date : October 23rd, 2007
Settlement Date : October 30th, 2007
Valuation Date : October 24th, 2011
Maturity Date : October 31st, 2011 (4 Years)
ADDITIONAL INFORMATION
Calculation Agent : Credit Suisse International
Registration, : The ARES® will be registered with the Securities and Exchange Commission and will not be listed
Listing, and on any exchange.
Secondary Market The ARES® are most suitable for purchasing and holding until the maturity date. The ARES® are a new issue of securities with no established trading market. Credit Suisse Securities (USA) LLC has informed the Issuer that it intends to make a secondary market in the Securities. However, Credit Suisse Securities (USA) LLC has no obligation to make a market in the securities and may discontinue any market-making activities at any time without notice, at its sole discretion.
Form of Securities : The ARES® will be issued in registered form represented by a global security deposited with a common depository for The Depository Trust Company. Definitive securities will not be issued.
Governing Law and Jurisdiction: The ARES® will be governed by and construed in accordance with the law of the State of New York. Trustee : The Bank of New York
Credit Suisse ! Structured Retail Products ! 11 Madison Ave, NY, NY 10010 ! 1-888-537-4898 ! structured.notes@credit-suisse.com ! www.credit-suisse.com/notes

Credit Suisse
Credit Suisse Water Index - ARES ®
Product Snapshot / Index Description

Credit Suisse Structured Products Credit Suisse Water Index — ARES ®
Product Snapshot / Index Description
Structure Overview:
· Index: Credit Suisse Water Index — Powered by HOLTTM (Ticker: CSWTR)
· Term: 4 Years
· Protection: Not Principal Protected
· Upside Participation: 105.00%
· Downside Participation: 100.00%
· Index Return: If the Final Index Level > Initial Index Level, then:
· 105% x ((Final Index Level — Initial Index Level) / Initial Index Level) If the Final Index Level = Initial Index Level, then:
· 100% x ((Final Index Level — Initial Index Level) / Initial Index Level)
· Return at Maturity per $1,000
Principal Amount of ARES®: At maturity you receive $1,000 x (1 + Index Return)
Who Should Invest in the ARES®:
· Investors who are bullish on the Index and looking to add exposure to water companies in their portfolio and who are interested in leveraged uncapped upside participation in the Index, and are able to withstand a loss of their investment in the event the index declines.
Hypothetical Upside Scenario:
· The Index appreciated by the valuation date: Investors receive back their initial investment plus 112.00% of the appreciation of the Index.
Hypothetical Downside Scenario:
· The Index depreciated by the valuation date: Investors participate in 100% of the losses, in the case the index declines to 0.00, investors will lose their entire investment.
*Hypothetical scenarios are neither indicators nor guarantees of future Index performance. Actual results will vary, perhaps materially from the hypothetical analysis.
Credit Suisse ! Structured Retail Products ! 11 Madison Ave, NY, NY 10010 ! 1-888-537-4898 ! structured.notes@credit-suisse.com ! www.credit-suisse.com/notes

CREDIT SUISSE
STRUCTURED PRODUCTS

Credit Suisse Water Index
Powered by HOLT™

S&P CUSTOM INDICES

The Credit Suisse Water Index Powered by HOLT is part of the Credit Suisse series of equity indices



Credit Suisse Water Index Details

- Calculated and maintained by Standard & Poor's
- Rebalanced semi-annually (January and July)
- Equally Weighted
- Calculated as a synthetic price-return index
- Calculated in US Dollars

	Bloomberg Code
US Dollar Index	CSWTR

The HOLT series of equity indices offers investors exposure to stocks that are chosen according to the HOLT scoring methodology, which attempts to identify stocks that offer an attractive combination of corporate performance, momentum & valuation characteristics.

HOLT is a division of Credit Suisse. The HOLT scoring methodology aims to convert a company's accounting data into cash flows to more closely reflect what HOLT believes to be a company's true economic performance.

HOLT's proprietary framework includes over 18,000 stocks in more than 55 countries. Companies are comparable across sectors and regions, and over time, because accounting and inflation distortions are systematically treated to assess the underlying economics of the business.

Index historical performance

The Credit Suisse Water Index as compared to other major indices:


500
450
400
350
300
250
200
150
100
50
0
14-Jan-02
16-Feb-03
20-Mar-04
23-Apr-05
26-May-06
29-Jun-07
Credit Suisse Water Index
MSCI World
S&P Global Water

Source: Bloomberg

Time Period	Average Return	Annualized Average Return
1 Year	36.52%	36.52%
2 Years	90.97%	38.19%
3 Years	164.68%	38.33%
4 Years	265.83%	38.30%
5 Years	320.40%	33.27%

Credit Suisse • Structured Retail Products • 11 Madison Ave, NY, NY 10010 • 1-888-537-4898 • structured.notes@credit-suisse.com • www.credit-suisse.com/notes

Investment Considerations A purchase of the securities involves risks. This section summarizes certain additional risks relating to the securities. We urge you to read the following information about these risks, together with the information in the preliminary pricing supplement subject to completion dated October 5, 2007, the prospectus supplement dated February 5, 2007 and the prospectus dated February 5, 2007 before investing in the securities. An investment in ARES® are not principal protected. You may receive less at maturity than you originally invested, or you may receive nothing should the Index decline to zero. The securities do not pay interest. Eksportfinans ASA will not pay interest on the ARES. Even if the payment at maturity exceeds the principal amount of the ARES, you may receive less at maturity than you could have earned on ordinary interest-bearing debt securities with similar maturities, including other of Eksportfinans ASA’s debt securities. An investment in ARES is not the same as an investment in the stocks underlying the Index or a security directly linked to such Index. The payment of dividends on the stocks which comprise, or underlie, an Index has no effect on the calculation of the value of that Index. Accordingly, the Index Return based on the percentage change in the Index is not the same as the total return based on the purchase of those underlying stocks held for a similar period. There may be little or no secondary market for the ARES. The ARES will not be listed on any securities exchange. We cannot assure you that a secondary market for the ARES will develop. CSSU currently intends to make a market in the ARES, although it is not required to do so and may stop making a market at any time. If you have to sell your securities prior to maturity, you may have to sell them at a substantial loss. The market price of the ARES may be influenced by many unpredictable factors. Many factors, most of which are beyond our control, will influence the value of the ARES and the price at which CSSU may be willing to purchase or sell the ARES in the secondary market, including: • The current level of the Index. • Interest and yield rates in the market. • The volatility of the Index. • Economic, financial, political and regulatory or judicial events that affect the securities underlying the reference indices or stock markets generally and which may affect the appreciation of the Index. • The time remaining to the maturity of the ARES. • The dividend rate on the stocks underlying the Index. • Eksportfinans ASA’s creditworthiness. Some or all of these factors may influence the price that you will receive if you choose to sell your securities prior to maturity. The impact of any of the factors set forth above may enhance or offset some or all of any change resulting from another factor or factors. Backtested, hypothetical or simulated performance results have inherent limitations. Simulated results are achieved by the retroactive application of a backtested model itself designed with the benefit of hindsight. The backtesting of performance differs from the actual account performance because the investment strategy may be adjusted at any time, for any reason and can continue to be changed until desired or better performance results are achieved. Alternative modeling techniques or assumptions might produce significantly different results and prove to be more appropriate. Past hypothetical backtest results are neither an indicator nor a guarantee of future returns. Actual results will vary from the analysis. Past performance should not be taken as an indication or guarantee of future performance, and no representation or warranty, expressed or implied is made regarding future performance of the Index. The historical information set forth above on the Index has been obtained from Bloomberg Financial Markets, but each of the trader or sales personnel and CSSU does not represent or warrant i ts accuracy or completeness and is not responsible for losses or damages arising out of errors, omissions or changes in market factors. This material does not purport to contain all of the information that an interested party may desire and, in fact, provides only a limited view of a particular market. With respect to the analysis in this report based on the HOLT™ methodology, Credit Suisse certifies that (1) the views expressed in this report accurately reflect the HOLT methodology and (2) no part of the Firm’s compensation was, is, or will be directly related to the specific views disclosed in this report. The HOLT methodology does not assign ratings to a security. It is an analytical tool that involves use of a set of proprietary quantitative algorithms and warranted value calculations, collectively called the HOLT valuation model, that are consistently applied to all the companies included in its database. Third-party data (including consensus earnings estimates) are systematically translated into a number of default variables and incorporated into the algorithms available in the HOLT valuation model. The source financial statement, pricing, and earnings data provided by outside data vendors are subject to quality control and may also be adjusted to more closely measure the underlying economics of firm performance. These adjustments provide consistency when analyzing a single company across time, or analyzing multiple companies across industries or national borders. The default scenario that is produced by the Credit Suisse HOLT valuation model establishes the baseline valuation for a security, and a user then may adjust the default variables to produce alternative scenarios, any of which could occur. The HOLT methodology does not assign a price target to a security. The default scenario that is produced by the HOLT valuation model establishes a warranted price for a security, and as the third-party data are updated, the warranted price may also change. The default variables may also be adjusted to produce alternative warranted prices, any of which could occur. Additional information about the HOLT methodology is available on request. CFROI®, CFROE, HOLT, HOLTfolio, HOLTSelect, HS60, HS40, ValueSearch, AggreGator, Signal Flag and “Powered by HOLT” are trademarks or registered trademarks of Credit Suisse or its affiliates in the United States and other countries. © 2007 Credit Suisse and its subsidiaries and affiliates. All rights reserved Credit Suisse Structured Retail Products 11 Madison Ave, NY, NY 10010 1-888-537-4898 structured.notes@credit-suisse.com www.credit-suisse.com/notes